SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

                                                                          SERONO


Media  Release

FOR  IMMEDIATE  RELEASE
-----------------------


--------------------------------------------------------------------------------
                 SERONO ANNOUNCES STRONG SECOND QUARTER RESULTS
                          AND RAISES GUIDANCE FOR 2003

               - Revenues up 33.8% to Over Half a Billion Dollars
                   Driven by Rebif(R) Sales Growth of 62.3% -
--------------------------------------------------------------------------------


GENEVA, SWITZERLAND, JULY 24, 2003 - Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its second quarter results for the period ended June 30, 2003.


HIGHLIGHTS

-    Total revenues of $508.4m up 33.8% in dollars and 21.2% in local currencies

-    Product sales up 33.2% to $467.4m

- Significant growth in all therapeutic areas: +67.6% in Neurology, +9.7% in Reproductive Health and +15.5% in Growth and Metabolism

- Reported net income of $107.7m, up 13.2% in dollars and 7.8% in local currencies

- Basic EPS up 15.0% to $6.81 per Bearer Share and $0.17 per American Depositary Share

- 2003 guidance raised to a target of 20% total revenue growth and 20% net income growth on a reported basis

- Good progress in R&D: onercept moving into Phase 3 based on excellent Phase 2 results, emfilermin in Phase 2, IL-18 binding protein in Phase 2a and oxytocin receptor antagonist in Phase 1


"Our second quarter results reflect the underlying strength of our company," said Ernesto Bertarelli, Chief Executive Officer. "We are very pleased with the growth in all parts of our business and are looking forward to strong performance in the second half of the year."

"Given the solid performance of our business from top to bottom, we are raising our 2003 guidance to a target of 20% revenue growth and 20% net income growth on a reported basis," said Allan Shaw, Chief Financial Officer.


                                     -more-

FINANCIAL  PERFORMANCE

In the second quarter of 2003, total revenues grew by 33.8% to $508.4m (Q2 2002:
$380.1m).  Product  sales  rose  33.2%  to $467.4m (Q2 2002: $350.8m). As the US dollar continued to be relatively weak in the second quarter, there was a positive currency impact of $41.5m on product sales. In local currencies, product sales grew by 20.4%.

Royalty and license income grew 40.4% to $41.0m (Q2 2002: $29.2m) due to Serono's strong intellectual property rights, and now represents 8.1% of revenues. This increase included higher royalties and a one-time license payment.

Gross margin was 84.8% as a result of the growth of recombinant product sales.

Selling, general and administrative expenses were $158.1m or 31.1% of total revenues (Q2 2002: $125.6m or 33.0% of total revenues), reflecting the improvement in the company's operating leverage.

Research and development activities made good progress and expenses were $108.5m or 21.3% of total revenues (Q2 2002: $85.7m or 22.6% of total revenues).

In the second quarter, other operating expenses reached $50.9m (Q2 2002: $15.1m) influenced by the Novantrone(R) licensing agreement, signed in late 2002, and overall higher amortization of intangibles.

Operating income grew by 14.9% to $120.0m reflecting continuing cost-control management. Net financial income was $7.0m in the second quarter (Q2 2002:
$9.5m)  as  a  result  of  the  continuing  low  interest  rate  environment.

Reported net income grew 13.2% to $107.7m (Q2 2002: $95.2m), or 7.8% in local currencies.

Reported basic earnings per share (EPS) grew 15.0% to $6.81 per bearer share (Q2 2002: $5.92) and $0.17 per American Depositary Share (ADS) (Q2 2002: $0.15). The average number of equivalent bearer shares outstanding for the three months ended June 30, 2003 was 15,824,571.

NEUROLOGY

In the second quarter of 2003, total neurology sales were $205.5m. Rebif(R) worldwide sales were up 62.3% (42.2% in local currencies) to $199.0m (Q2 2002:
$122.6m). Rebif(R) continued its market leadership outside the United States with sales up by 42.0% to $156.8m (Q2 2002: $110.4m).

In the USA, Rebif(R) sales were $42.2m in the second quarter (Q2 2002: $12.2m) with demand continuing to strengthen and prescriptions growing at 17.8% from the first quarter of 2003. Rebif(R) is the fastest growing MS disease modifying drug and is rapidly gaining market share in the USA. Rebif(R) IMS market share was 10.5% in total prescriptions and 15.2% in new prescriptions at the end of June.


                                     -more-

In May, Serono and Pfizer announced(1) that the final 63-week findings from the Rebif(R) (interferon beta-1a) vs. Avonex(R) (interferon beta-1a) EVIDENCE head-to-head study show that Rebif(R) continues to be significantly more effective in reducing frequency of relapses and MRI activity as compared to Avonex(R). In June, Serono and Pfizer announced(1) that MS patients converting from Avonex(R) to Rebif(R) showed significant reduction in frequency of relapses and MRI lesion activity. These data were presented at the annual meetings of the Consortium of MS Centers and the European Neurological Society respectively.

REPRODUCTIVE  HEALTH

In the second quarter, worldwide reproductive health product sales increased by 9.7% to $183.4m (Q2 2002: $167.1m). Sales of Gonal-F(R) grew by 13.0% (2.9% in local currencies) to $139.5m (Q2 2002: $123.5m) reflecting the popularity of the multidose formulation and Serono's leadership position in this therapeutic area.

Serono's core reproductive health portfolio consisting of three recombinant hormones (Gonal-F(R), Ovidrel(R), Luveris(R)) and two supporting products (Cetrotide(R), Crinone(R)) grew by 18.3% to $155.7m. In keeping with the plan of phasing out urinary products, urine-derived gonadotropins sales were $25.3m in the second quarter (Q2 2002: $32.6m).

In June, positive results were announced at the European Society for Human Reproduction and Embryology congress from a proof of concept clinical trial of emfilermin (r-hLIF) for improving embryo implantation. These promising results give significant hope to couples facing recurrent embryo implantation problems following in vitro fertilization as they provide evidence of the potential impact of emfilermin on their chance to become pregnant.

GROWTH  AND  METABOLISM

Sales of Serono's recombinant growth hormone products rose by 15.5% to $62.2m in the second quarter (Q2 2002: $53.9m). Saizen(R) sales increased by 32.9% (18.2% in local currencies) to $39.2m (Q2 2002: $29.5m). The favorable reception of the needle-free device, cool.click(TM), across Europe and its market acceptance in the USA continue to make it a popular choice with prescribers and patients. Serostim(R) sales continue to be relatively stable at $23.0m (Q2 2002: $24.3m).

REGIONAL  SALES

In Europe, sales increased by 36.9% to $203.4m (Q2 2002: $148.6m). Sales in North America were $172.5m growing at 43.6% (Q2 2002: $120.1m). In the rest of the world, sales grew by 11.4% to $91.5m (Q2 2002: $82.1m).




_______________________________
(1) For further information about the results of these studies, please refer to our press releases dated May 30, 2003 and June 18, 2003 which have been provided to the U.S. Securities and Exchange Commission under cover of FORM 6-K on May 30, 2003 and June 18, 2003 respectively.


                                     -more-

R&D  NEWS

In the second quarter of 2003, significant progress was made in product development and the following R&D programs reached significant development milestones:
     - following the announcement of positive Phase 2 results for onercept (r-hTBP-1) in psoriasis at the 9th International Psoriasis Symposium in June, we plan to initiate Phase 3 later this year;
     - based on the results of the Phase 2 trial with interferon beta-1a in patients with ulcerative colitis, a Phase 2b study is planned to start in the second half of the year;
     - based on the outcome of a Phase 2 study of onercept in Crohn's disease, it is planned to initiate a Phase 2b study by the end of the year;
     - following the interim analysis of a Phase 2 study of interferon beta-1a in Crohn's disease, no further studies are planned;
     - a Phase 2 study with emfilermin (r-hLIF) focusing on recurrent embryo implantation problems in IVF was initiated during the second quarter;
     - a Phase 1 program was started with an oxytocin receptor antagonist for pre-term labor;
     -    IL-18  binding  protein  recently  moved  into  Phase 2a in psoriasis.

                                     # # # #




                                     -more-

CONFERENCE CALL AND WEBCAST

Serono will hold a conference call today, July 24, 2003, starting at 3.30 pm Central European Time (9.30 am U.S. Eastern Time) during which Serono Management will present the Company's Second Quarter 2003 Results. To join the telephone conference please dial 091 610 5600 (from Switzerland), 0207 107 0611 (from the
UK),  1  866  291  4166  (from  the  USA)  and +41 91 610 5600 (from elsewhere).
Telephone playback will be available one hour after the conference call and until close of business 5.00 pm CET on July 30, 2003. To access this playback please dial the following numbers: 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK), 1 412 858 1440 (from the USA) and +41 91 612 4330 (from elsewhere) and enter the PIN code 239# from a touch tone telephone.

The event will also be relayed by live audio webcast that interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event, and accompanying slides will be made available for download approximately 1 hour before the beginning of the webcast. Additionally, the webcast will be available for replay until close of business on August 15, 2003.


                                       ###


Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###



                                     -more-

ABOUT  SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).




FOR MORE INFORMATION, PLEASE CONTACT:

  SERONO IN GENEVA, SWITZERLAND:
  MEDIA RELATIONS:                 INVESTOR RELATIONS:
  Tel:  +41-22-739 36 00           Tel:  +41-22-739 36 01
  Fax:  +41-22-739 30 85           Fax:  +41-22-739 30 22
  http://www.serono.com            Reuters:  SEOZ.VX / SRA.N
  ---------------------
                                   Bloomberg:  SEO VX / SRA US
  SERONO, INC., ROCKLAND, MA
  MEDIA RELATIONS:                 INVESTOR RELATIONS:
  Tel.  +1 781 681 2340            Tel.  +1 781 681 2552
  Fax:  +1 781 681 2935            Fax:  +1 781 681 2912
  http://www.seronousa.com
  ------------------------



On the following pages, there are:

     - Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 6 months ended June 30, 2003.

     - The unaudited consolidated financial statements for the 3 and 6 months ended June 30, 2003, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Financial Reporting Standards (IFRS).


                                     -more-

                                    SALES BY THERAPEUTIC AREA
                                    -------------------------

                                 THREE MONTHS ENDED                    THREE MONTHS ENDED
                                    JUNE 30, 2003                         JUNE 30, 2002

                             $ MILLION       % OF SALES   % CHANGE $   $MILLION   % OF SALES
--------------------------------------------------------------------------------------------
Neurology                          205.5           44.0%        67.6%     122.6        34.9%
Reproductive Health                183.4           39.2%         9.7%     167.1        47.6%
Growth & Metabolism                 62.2           13.3%        15.5%      53.9        15.4%
Others                              16.3            3.5%       125.8%       7.2         2.1%

--------------------------------------------------------------------------------------------
Total sales (US$million)  $        467.4            100%        33.2%  $  350.8         100%

                                    SALES BY GEOGRAPHIC REGION
                                    --------------------------

                                  THREE MONTHS ENDED                    THREE MONTHS ENDED
                                    JUNE 30, 2003                         JUNE 30, 2002

                             $ MILLION       % OF SALES   % CHANGE $   $MILLION  % OF SALES
--------------------------------------------------------------------------------------------
Europe                             203.4           43.5%        36.9%     148.6        42.3%
North America                      172.5           36.9%        43.6%     120.1        34.2%
Latin America                       25.5            5.5%      (16.5%)      30.5         8.7%
Others                              66.0           14.1%        27.9%      51.6        14.8%

--------------------------------------------------------------------------------------------
Total sales (US $million)  $       467.4            100%        33.2%  $  350.8         100%

                                    SALES BY THERAPEUTIC AREA
                                    -------------------------

                                   SIX MONTHS ENDED                      SIX MONTHS ENDED
                                    JUNE 30, 2003                         JUNE 30, 2002

                            $ MILLION        % OF SALES   % CHANGE $   $MILLION  % OF SALES
--------------------------------------------------------------------------------------------
Neurology                          385.9           44.1%        62.2%     237.9        35.8%
Reproductive Health                344.0           39.3%        11.5%     308.5        46.4%
Growth & Metabolism                115.2           13.2%        11.6%     103.2        15.5%
Others                              30.1            3.4%       103.5%      14.8         2.3%

--------------------------------------------------------------------------------------------
Total sales (US$ million)  $       875.2            100%        31.7%  $  664.4         100%

                                    SALES BY GEOGRAPHIC REGION
                                    --------------------------

                                   SIX MONTHS ENDED                     SIX MONTHS ENDED
                                    JUNE 30, 2003                         JUNE 30, 2002

                            $ MILLION        % OF SALES   % CHANGE $   $MILLION  % OF SALES
--------------------------------------------------------------------------------------------
Europe                             389.0           44.5%        34.1%     290.0        43.7%
North America                      321.7           36.8%        49.3%     215.4        32.4%
Latin America                       41.0            4.7%      (28.7%)      57.4         8.6%
Others                             123.5           14.0%        21.6%     101.6        15.3%

--------------------------------------------------------------------------------------------
Total sales (US$ million) $        875.2            100%        31.7%  $  664.4         100%


                                     -more-

                                              TOP TEN PRODUCTS


                                                THREE MONTHS ENDED                       THREE MONTHS ENDED
                                                  JUNE 30, 2003                            JUNE 30, 2002
                                  --------------------------------------------------------------------------
                      * TA               $      MILLION  % OF SALES    % CHANGE $   $   MILLION  % OF SALES

Rebif(R)              MS                          199.0        42.6%         62.3%        122.6        34.9%
Gonal-F(R)            RH                          139.5        29.9%         13.0%        123.5        35.2%
Saizen(R)             Growth                       39.2         8.4%         32.9%         29.5         8.4%
Serostim(R)           Wasting                      23.0         4.9%        (5.6%)         24.3         6.9%
Novantrone(R)         MS/Oncology                  15.6         3.3%        100.0%           --
Pergonal(R)           RH                           11.9         2.5%        (0.5%)         11.9         3.4%
Metrodin HP(R)        RH                            7.2         1.5%       (49.8%)         14.3         4.1%
Cetrotide(R)          RH                            5.9         1.3%         27.0%          4.6         1.3%
Profasi(R)            RH                            5.1         1.1%        (1.9%)          5.2         1.5%
Crinone(R)            RH                            4.8         1.0%        642.8%          0.6         0.2%


                                                SIX MONTHS ENDED                          SIX MONTHS ENDED
                                                  JUNE 30, 2003                            JUNE 30, 2002
                                  --------------------------------------------------------------------------

                      * TA                     $ MILLION    % OF SALES  % CHANGE $    $ MILLION   % OF SALES

Rebif(R)              MS                          374.2        42.8%         57.3%        237.9        35.8%
Gonal-F(R)            RH                          261.5        29.9%         16.4%        224.7        33.8%
Saizen(R)             Growth                       72.3         8.3%         22.6%         59.0         8.9%
Serostim(R)           Wasting                      42.9         4.9%        (3.0%)         44.2         6.7%
Novantrone(R)         MS/Oncology                  28.4         3.2%        100.0%           --
Pergonal(R)           RH                           22.2         2.5%          7.0%         20.7         3.1%
Metrodin HP(R)        RH                           14.3         1.6%       (49.5%)         28.3         4.3%
Cetrotide(R)          RH                           11.5         1.3%         38.5%          8.3         1.2%
Crinone(R)            RH                            9.2         1.1%        142.5%          3.8         0.6%
Profasi(R)            RH                            8.8         1.0%       (13.7%)         10.1         1.5%



                              * THERAPEUTIC AREAS
       RH      =  Reproductive  Health         Wasting    =  AIDS  Wasting
       MS      =  Multiple  Sclerosis          Growth     =  Growth  Retardation
    Oncology   =  Oncology


                                     -more-

CONSOLIDATED INCOME STATEMENTS



SIX MONTHS ENDED JUNE 30                       2003 *       %  OF                  2002 *     %  of
                                              US$'000     REVENUES     % change   US$'000   Revenues
Revenues
Product sales                                 875,200                      31.7%  664,367
Royalty and license income                     75,633                      31.4%   57,577
-----------------------------------------------------------------------------------------------------
TOTAL REVENUES                                950,833          100.0%      31.7%  721,944      100.0%
-----------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                         133,448                      33.5%   99,953
% of Sales                                       15.2%                               15.0%
Selling, general and administrative           299,040           31.5%      23.6%  241,892       33.5%
Research and development                      236,469           24.9%      46.5%  161,369       22.4%
Other operating expense, net                   96,699           10.2%     179.8%   34,558        4.8%
-----------------------------------------------------------------------------------------------------
Total Operating Expenses                      765,656           80.5%      42.4%  537,772       74.5%
-----------------------------------------------------------------------------------------------------
OPERATING INCOME                              185,177           19.5%       0.5%  184,172       25.5%
-----------------------------------------------------------------------------------------------------
Financial income, net                          15,404                       9.0%   14,132
Other income/(expense), net                      (367)                              1,177
-----------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                15,771                              12,955
-----------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests    200,948           21.1%       1.9%  197,127       27.3%
Taxes                                          32,151                              32,527
-----------------------------------------------------------------------------------------------------
Income Before Minority Interests              168,797                             164,600
Minority interests                                901                                 (55)
-----------------------------------------------------------------------------------------------------
NET INCOME                                    167,896           17.7%       2.0%  164,655       22.8%
-----------------------------------------------------------------------------------------------------


* Unaudited



                                                 2003           2002    % CHANGE


Basic Earnings per Share (in U.S. dollars)
--------------------------------------------------------------------------------
 - Bearer shares                                10.60          10.24        3.5%
--------------------------------------------------------------------------------
 - Registered shares                             4.24           4.10        3.5%
--------------------------------------------------------------------------------
 - American depositary shares                    0.27           0.26        3.5%
--------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
--------------------------------------------------------------------------------
 - Bearer shares                                10.59          10.23        3.6%
--------------------------------------------------------------------------------
 - Registered shares                             4.24           4.09        3.6%
--------------------------------------------------------------------------------
 - American depositary shares                    0.26           0.26        3.6%
--------------------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$167.9 million (2002 US$164.7 million), by an appropriate number of shares. This is 11,431,665 bearer shares (2002 11,671,577) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,836,881 (2002 16,076,793) for the six months ended June 30, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,445,711 (2002 11,691,862).


                                     -more-

CONSOLIDATED INCOME STATEMENTS



THREE MONTHS ENDED JUNE 30                     2003 *       %  OF                  2002 *     %  of
                                              US$'000     REVENUES     % change   US$'000   Revenues

Revenues
Product sales                                 467,414                      33.2%  350,835
Royalty and license income                     41,013                      40.4%   29,218
-----------------------------------------------------------------------------------------------------
TOTAL REVENUES                                508,427          100.0%      33.8%  380,053      100.0%
-----------------------------------------------------------------------------------------------------
Operating Expenses
Cost of product sales                          70,817                      44.0%   49,193
% of Sales                                       15.2%                               14.0%
Selling, general and administrative           158,124           31.1%      25.9%  125,552       33.0%
Research and development                      108,532           21.3%      26.6%   85,733       22.6%
Other operating expense, net                   50,948           10.0%     236.8%   15,128        4.0%
-----------------------------------------------------------------------------------------------------
Total Operating Expenses                      388,421           76.4%      40.9%  275,606       72.5%
-----------------------------------------------------------------------------------------------------
OPERATING INCOME                              120,006           23.6%      14.9%  104,447       27.5%
-----------------------------------------------------------------------------------------------------
Financial income, net                           7,022                    (26.2%)    9,519
Other income/(expense), net                    (1,866)                                634
-----------------------------------------------------------------------------------------------------
Total Non Operating Income, Net                 8,888                               8,885
-----------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests    128,894           25.4%      13.7%  113,332       29.8%
Taxes                                          20,622                              18,282
-----------------------------------------------------------------------------------------------------
Income Before Minority Interests              108,272                              95,050
Minority interests                                534                                (128)
-----------------------------------------------------------------------------------------------------
NET INCOME                                    107,738           21.2%      13.2%   95,178       25.0%
-----------------------------------------------------------------------------------------------------


* Unaudited


                                                 2003           2002    % CHANGE


Basic Earnings per Share (in U.S. dollars)
--------------------------------------------------------------------------------
 - Bearer shares                                 6.81           5.92       15.0%
--------------------------------------------------------------------------------
 - Registered shares                             2.72           2.37       15.0%
--------------------------------------------------------------------------------
 - American depositary shares                    0.17           0.15       15.0%
--------------------------------------------------------------------------------

Diluted Earnings per Share (in U.S. dollars)
--------------------------------------------------------------------------------
 - Bearer shares                                 6.80           5.91       15.0%
--------------------------------------------------------------------------------
 - Registered shares                             2.72           2.37       15.0%
--------------------------------------------------------------------------------
 - American depositary shares                    0.17           0.15       15.0%
--------------------------------------------------------------------------------

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$107.7 million (2002 US$95.2 million), by an appropriate number of shares. This is 11,419,355 bearer shares (2002 11,672,296) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,824,571 (2002 16,077,512) for the three months ended June 30, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,440,499 (2002 11,691,779).


                                     -more-

CONSOLIDATED  BALANCE  SHEETS


As of                                                           JUNE 30, 2003 *   December 31, 2002
                                                                         US$000              US$000

ASSETS
Current Assets
Cash and cash equivalents                                               578,131             686,033
Short-term financial assets                                             495,940             378,865
Trade accounts receivable                                               315,923             257,313
Inventories                                                             294,397             259,477
Prepaid expenses                                                         39,568              26,609
Other current assets                                                    188,206             208,100
----------------------------------------------------------------------------------------------------
Total Current Assets                                                  1,912,165           1,816,397
----------------------------------------------------------------------------------------------------

Long-Term Assets
Property, plant and equipment                                           616,573             554,509
Long-term financial assets                                              713,370             711,201
Intangible assets                                                       250,780             230,117
Deferred tax assets                                                     178,156             136,687
Other long-term assets                                                   37,034              45,763
----------------------------------------------------------------------------------------------------
Total Long-Term Assets                                                1,795,913           1,678,277
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          3,708,078           3,494,674
----------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
Bank advances                                                            39,666              70,093
Trade accounts payable                                                   53,067              60,591
Current portion of long-term debt                                        19,241              23,505
Income taxes                                                             29,150              55,152
Deferred income - current                                                40,007              18,221
Other current liabilities                                               374,765             330,483
----------------------------------------------------------------------------------------------------
Total Current Liabilities                                               555,896             558,045
----------------------------------------------------------------------------------------------------

Long-Term Liabilities
Long-term debt                                                           38,638              25,857
Deferred tax liabilities                                                 11,509              12,080
Deferred income - non-current                                           198,114             183,659
Other long-term liabilities                                             327,939             252,670
----------------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                             576,200             474,266
----------------------------------------------------------------------------------------------------
Total Liabilities                                                     1,132,096           1,032,311
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Minority Interests                                                        2,121               1,165
----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital                                                           253,866             253,416
Share premium                                                         1,002,400             989,141
Treasury shares                                                        (147,526)           (126,460)
Retained earnings                                                     1,446,814           1,364,626
Fair value reserves                                                     (36,427)            (44,807)
Cumulative foreign currency translation adjustments                      54,734              25,282
----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                            2,573,861           2,461,198
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Total Liabilities, Minority Interests and Shareholders' Equity        3,708,078           3,494,674
----------------------------------------------------------------------------------------------------

*  Unaudited


                                     -more-

CONSOLIDATED STATEMENTS OF CASH FLOWS



Six months ended June 30                                                2003 *      2002 *
                                                                        US$000      US$000

Cash Flows From Operating Activities
Income before taxes and minority interests                              200,948     197,127
Depreciation and amortization                                            67,514      48,576
Financial income                                                        (24,964)    (33,280)
Financial expense                                                        11,325       4,854
Other non-cash items                                                     37,641         (78)
--------------------------------------------------------------------------------------------
Cash Flows From Operating Activities Before Working Capital Changes     292,464     217,199
--------------------------------------------------------------------------------------------

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income    33,728     (24,301)
Trade accounts receivable                                               (50,599)    (33,252)
Inventories                                                             (31,605)    (26,862)
Prepaid expenses and other current assets                                (5,115)     (7,112)
Taxes paid                                                              (53,651)    (35,989)
--------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                185,222      89,683
--------------------------------------------------------------------------------------------

Cash Flows From Investing Activities
Purchase of property, plant and equipment                               (90,301)    (48,676)
Purchase of intangible and other long-term assets                        (7,145)     (7,038)
Purchase of financial assets                                           (113,747)   (384,020)
Other non-current liabilities                                            (9,444)     (6,133)
Proceeds from sale of property, plant and equipment                       2,689      10,268
Interest received                                                        44,424      17,307
--------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                               (173,524)   (418,292)
--------------------------------------------------------------------------------------------

Cash Flows From Financing Activities
Proceeds from issuance of share capital                                  13,105      11,611
Proceeds from exercises of stock options                                    470       1,205
Premiums received on written calls                                          508          --
Purchase of treasury shares                                             (24,637)     (1,103)
Repayment of bank advances                                              (30,983)    (55,962)
Repayment of long-term debt                                               7,016      (8,672)
Interest paid                                                            (2,599)     (4,219)
Dividends paid                                                          (85,709)    (64,240)
--------------------------------------------------------------------------------------------
Net Cash Flows From Financing Activities                               (122,829)   (121,380)
--------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Cash Equivalents              3,229      13,341
--------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                              (107,902)   (436,648)
--------------------------------------------------------------------------------------------

Cash and Cash Equivalents
- Beginning of period                                                   686,033   1,131,091
--------------------------------------------------------------------------------------------
- End of period                                                         578,131     694,443
--------------------------------------------------------------------------------------------

*  Unaudited


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SERONO S.A.
                                         a Swiss corporation
                                         (Registrant)



July 24, 2003                       By:  /s/  Allan Shaw
                                         -----------------------------------
                                         Name:  Allan Shaw
                                         Title:  Chief Financial Officer